Exhibit 99.1

NOTICE TO THE MARKET

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, January 29, 2019 — Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby announces to its shareholders and the general market the occurrence, on the date hereof, of the additional bond issue of Suzano Austria GmbH in connection with the “6.000% Senior Notes due 2029”, in the amount of US$ 750,000,000.00 with yield to investors at the rate of 5.465% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2029 (“Notes”). The Notes constitute senior debt and are fully guaranteed by Suzano Papel e Celulose S.A. and Fibria Celulose S.A. Company plans to use the proceeds from this offering for the repayment of indebtedness.

The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”) or any other state laws or securities laws of the United States of America, and were not and may not be offered or sold in the United States of America without complying with or obtaining exemption from the applicable registrations. The Notes have been offered only to qualified institutional investors, as defined in Rule 144A of the Securities Act, and outside the United States, to non-U.S. citizens, as defined in Rule 902 of the Securities Act, in accordance with Regulation S of the Securities Act. The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations. The Notes will be registered by Suzano on the Luxembourg Stock Exchange, for distribution in the Euro MTF Market, subject to approval by said exchange.

This notice does not constitute an offer to sell the Notes or a tender offer to buy the Notes, and the Notes may not be sold in any state or jurisdiction in which this offer is considered unlawful, in accordance with the securities laws of such state or jurisdiction.

São Paulo, January 29, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer